

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Eric Israel
General Counsel
Keypath Education International, Inc.
1933 N. Meacham Rd., Suite 310
Schaumburg, IL 60173

**Re: Keypath Education International, Inc.
Registration Statement on Form 10-12G
Filed February 26, 2024
File No. 000-56641**

Dear Eric Israel:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed February 26, 2024

Item 1. Business
Our Competitive Strengths, page 1

1. You disclose that you benefit from a 40% to 60% contribution margin throughout the life of contracts. However, on page 36, you disclose that the 40% to 60% contribution margin is reached at the maturity phase. Please revise for consistency. In addition, please disclose a GAAP gross margin range to balance your disclosure with a GAAP measure.

Overview, page 1

2. We note your statement that you are a "leading global Education Technology company." Please provide additional support for this claim. We also note that you disclose that you partner with “leading universities,” that you have "built a market-leading Healthcare OPM offering" and that you are "one of the largest services providers for clinical and field placements having delivered over 24,000 clinical placements." Please revise to disclose the means by which you measure these assertions. Make conforming changes throughout your filing.

3.	Please disclose if any material contracts are set to expire or are subject to renegotiation in the near term, and if applicable, the effect this would have on the company. In this regard, we note your indication that OPM contracts are typically awarded on seven-to-ten year terms, resulting in relatively few contracts coming up for renewal over any given time period, which can benefit incumbent providers. Revise to clarify the duration of OPM contracts you have entered into and whether any material contracts are set to expire in the near term. Make consistent revisions in your risk factors that address this risk, such as the risk "We may be unable to retain existing university partners or attract new university partners..." and "Our revenue is concentrated..."

Intellectual Property, page 3

4.	We note your disclosure that intellectual property is integral to your business and that you protect your intellectual property under applicable laws. Please revise to disclose the duration and effects of any patents, trademarks, licenses, franchises, and/or concessions held by the company, as applicable. Refer to Item 101(c)(1)(iii) of Regulation S-K.

5.	Revise to elaborate upon the 2 platforms you highlight here to provide more information about the principal features of the platforms, how they are used and any other material information that would be useful to understand your business. Refer to Item 101(h)(4)(i) of Regulation S-K.

Item 1A. Risk Factors
Risks Related to Our Securities, page 27

6.	You provide risk factors associated with your CDIs and yet this registration statement is registering your Common Stock. Revise to explain how such risks are applicable to your Common Stock or revise the references so that they refer to your Common Stock, as applicable.

The Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain disputes, page 30

7.	We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics (Non-GAAP), page 32

8.   Your non-GAAP measure labeled "contribution margin" appears to be "contribution profit (loss)" as opposed to a "margin". It also appears that this non-GAAP measure is more akin to a measure of GAAP gross profit or loss, and therefore appears that the measure should be reconciled to gross profit even though that is not presented on the face of your statement of operations. Please explain to us your consideration of relabeling and reconciling to gross profit.

9.   Please reconcile your non-GAAP measure Adjusted EBITDA to Net loss as presented in your statement of operations. Refer to Question 103.02 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures.

Critical accounting policies and estimates
Goodwill, page 48

10.   Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value is substantially in excess of carrying value and are not at risk of failing. If your reporting unit is at risk of failing, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent test;

- a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    Please refer to Item 303(b)(3) of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 48

11.   Revise to quantify the amount of shares beneficially owned by Mr. Hoehn-Saric in the appropriate column of the table, considering the acknowledgement of his beneficial ownership in footnote (2).

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 62

12.   Revise to elaborate upon the material terms of the Relationship Deed you have entered into with SC Partners LP as general partner of AVI Mezz Co LP.

General

13. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

14. We note you identified a material weakness in your internal control over financial reporting. Accordingly, please revise where applicable to address what steps have been completed in your remediation plan to date, including any completed control design and testing procedures, what still remains to be completed, and revise to update your estimate of the expected timing of your remediation plan. Ensure that your disclosure consistently acknowledges this weakness, such as where you discuss the risk "We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act..."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Kuhn at 202-551-3308 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services